Exhibit 99.2

Government of India
Special Adhesive
Stamp of Rs. 45/-
Sd/-
Asstt. /Supdt. of Stamps, Bombay

THE INDIAN COMPANIES ACT, 1913

MEMORANDUM OF ASSOCIATION

OF

WIPRO LIMITED

1.	The Name of the Company is WIPRO LIMITED.		Name of the Company

2.	The Registered Office of the Company will be situated in the State of Karnataka.		Registered Office

3.	The Objects for which the Company is established are the following:		Objects of the Company

	(a)	To purchase or otherwise acquire and take over any lands (whether freehold, leasehold, or otherwise) with or without buildings and plant, machinery, factory or factories or any other property for the purposes of the business of the Company.

	(b)	To carry on the business of extracting oil either by crushing or by chemical or any other processes from copra, cottonseed, linseed, castor-seed, ground-nuts or any other nut or seed or other oil bearing substance whatsoever.

	(c)	To manufacture and deal in hydrogenated oil, vegetable oils, vegetable ghee substitutes, vegetable products and butter-substitutes, glycerine, lubricating oils, greases, boiled oils, varnishes and all other kinds of oils, and oil preparations and products including bye-products of whatsoever description and kind and to carry on the business of manufacturers and dealers in all kinds of oils, oil seeds and oil products and the cultivation of oil-seeds and the business of buyers, sellers and dealers of oil seeds and oil-products including by-products.

	(c)	(i) To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products of all types and kinds whether pneumatic or hydraulic and which are worked, propelled, and energised by fluids or gases and in particular the following pneumatic and hydraulic cylinders, air compressors, valves, hydraulic pumps, tools, regulators, filters, rotary tables, drill feeds, hydromotors, hydraulic and pneumatic equipments and all accessories and components required in connection therewith.

	(c)	(ii) To carry on business as mechanical engineers, tool makers, brass and metal founders, mill-makers, mill-wrighters, machinists, metallurgists; to carry on business of machine operations like turning, boring, reaming, tapping, drilling, milling, shaping, cutting, grinding, honing, lapping, super finishing, buffing and to carry on and undertake processes like electro-plating, electro-forming, electro-etching, hardening, phosphating, nitriding, blackening, tempering, die-casting, shell-moulding, thermo-forming and all foundry operations and to buy, sell, manufacture, repair, convert, alter, let on hire and deal in machines, machine tools and hardware of all kinds.

(c)	(iii)	To carry on the trade or business of manufacturing and distributing, chemists, and druggists, oil and colourmen, either wholesale or retail, together with all or any trades or business usually carried on in connection therewith and to prepare, manufacture, import, produce, buy, sell and deal in all kinds of raw materials, chemicals, compounds, synthetic products, salts, acids, mineral, vegetable, organic and inorganic alkalies, chemical and surgical materials and appliances and patent or proprietory medicines, pigments, varnishes, lacquers, manufacturing plants, chemicals, scientific, electrical, surgical and optical instruments and apparatus and other like articles and things and colour grinders, makers and dealers in proprietory articles of all kinds and of electrical, chemical, photographical, surgical and scientific apparatus and materials and to buy, sell, manufacture, refine, manipulate, import, export and deal in all substances and things capable of being used in by such business as aforesaid and required by any customers of or persons having dealings with the Company either by wholesale or retail.

(c)	(iv)	To carry on business as exporters, sellers, dealers and buyers in all types and kinds of goods, articles and things.

(c)	(v)	To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of digital and analogue data processing devices and systems, electronic computers, mini and micro computers, micro-processors based devices and systems, electronic data processing equipment, central processing units, memories, peripherals of all kinds, data communication equipment control systems, remote control systems, software of all kinds, including machine oriented and problem oriented, software, data entry devices, data collecting systems, accounting and invoicing machines, intelligent terminals, controllers, media, solid state devices, integrated circuits, transistors, liquid crystals, liquid display systems, diodes, resistors, capacitors, transformers and all related and auxiliary items and accessories including all components of electronic hardware and appliance of any type and description.

(c)	(vi)	To carry on research and development activities on all aspects related to the products business and objects of the Company.

(d)	To construct, equip and maintain mills, factories, warehouses, godowns, jetties and wharves any other conveniences or erection suitable for any of the purpose of the Company.

(e)	To erect, purchase or take on lease, or otherwise acquire any mills, factories, works, machinery, and any other real and personal property appertaining to the goodwill of, and any interest in the business of refining and hydrogenating vegetable and other oils and vegetable products.

(f)	To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

(g)	To buy or otherwise acquire any oil or manure, mills or factories situate either in India, Ceylon or elsewhere and all property business and rights in connection therewith.

(h)	To exchange, sell, convey, assign or let on lease or leases or otherwise deal with the whole or any part of the Company’s immoveable property, and to accept as consideration for, or in lieu thereof, other land or cash or Government securities, or securities guaranteed by Government or partly the one and partly the other or such other property or securities as may be determined by the Company, and to take back or reacquire any property so disposed of by re-purchasing or leasing the same for such price or prices or consideration and on such terms and conditions as may be agreed on.

(i)	To sell or dispose of for cash, or on credit, or to contract for the sale and future delivery of, or to send for sale to any part of India or elsewhere, all the articles and things and also all other products or produce whatsoever of the company.

(j)	To extend the business of the Company from time to time by purchasing or taking on lease or otherwise acquiring any lands (whether freehold, leasehold or otherwise) with or without buildings and machinery standing thereon situate in Bombay or any where in India, by erecting mills or other buildings on such lands; by purchasing or taking on lease or otherwise acquiring the business, goodwill and property of any private pressing or ginning factory or other factory situate anywhere in India; and by amalgamation with, or purchasing or otherwise acquiring the business goodwill, property and assets of any one or more Joint Stock Company or Companies carrying on any similar business anywhere in India.

(k)	To extend the business of the Company by adding to, altering or enlarging from time to time all or any of the buildings, premises, plant and machinery for the time being the property of the Company; also by erecting new or additional buildings, on all or any of the lands and premises for the time being the property of the Company and also by expending from time to time such sums of money as may be in the opinion of the Directors necessary or expedient for the purposes of improving, adding to, altering, repairing, and maintaining the buildings, plant, machinery and property of the Company.

(l)	To undertake the payment of all rents and the performance of all covenants, conditions and agreements contained in and reserved by any lease that may be granted or assigned to or be otherwise acquired by the Company.

(m)	To purchase the reversion or reversions, or otherwise acquire the freehold of fee simple, of all or any part of the lands for the time being held under lease, or for an estate less than a freehold estate by the Company.

(n)	To carry on any other trade or business whatsoever as can in the opinion of the Company be advantageously or conveniently carried on by the Company by way of extension of or in connection with any of the Company’s business or as calculated directly or indirectly to develop any branch of the Company’s business or to increase the value of or turn to account any of the Company’s assets property or rights and to acquire forests, forest products, timber and to establish saw mills and dal factories.

(o)	To carry on the business of tin makers, tin manufacturers, tin converters, colliery proprietors, coke manufacturers, miners, smelters, engineers, tin plate makers and iron founders in all their respective branches.

(p)	To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or corporation carrying on any business which this Company is authorised to carry on or possessed of any property or rights suitable for the purposes of the Company.

(q)	To generate, accumulate and supply electricity or other energy for running the Company’s mills, factories, plant and machinery and for other purposes of the business of the Company and to dispose of any surplus electricity or energy for any other purposes and on any terms and conditions and in any manner as the Company thinks expedient or convenient and for such purposes to acquire or construct, lay down, establish, fix and carry out all plant, powerhouse, cables, wires, lines, accumulators, transformers, lamps and works and to carry on the business of electricians and engineers and to do, execute and transact all such other works, acts, matters and things as the Company may think expedient or convenient in connection therewith.

(r)	To acquire, establish and provide or otherwise arrange for transport of any kinds for the purposes of the business of the Company and to construct any lines or works in connection therewith and work the same by steam, gas, oil, electricity or other fuel or power.

(s)	To manufacture or otherwise acquire and deal in containers and packing materials of any kinds including those made of glass, earthenware, metal, cardboard etc.

(t)	To sink wells and shafts, and to make, build and construct, lay down, acquire and maintain, reservoirs, water works, cisterns, tanks, culverts, filter-beds, main and other pipes, plant, machinery and appliances and to execute and do all other works and things expedient or convenient for obtaining, storing and delivering water for the purposes of the business of the Company and to dispose of any surplus water for any other purposes and on any terms and conditions and in any manner as the Company thinks expedient or convenient.

(u)	To apply for, purchase or otherwise acquire any patents, brevets d’invention, licences, concessions and the like conferring an exclusive or non-exclusive or limited right to use, any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company, or acquisition of which may seem to be expedient or convenient or calculated directly or indirectly to benefit this Company and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property rights and information so acquired.

(v)	To purchase or otherwise acquire from time to time and to manufacture and deal in all such raw materials, stores, stock-in-trade, goods including finished goods, chattles and effects as may be necessary, expedient or convenient for any business for the time being carried on by the Company.

(w)	To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the Company, or which the Company shall consider to be preliminary including therein the cost of advertising, commissions for underwriting, brokerage, printing and stationery and expenses attendant upon the formation of agencies and local boards.

(x)	To enter into any partnership or any arrangement for sharing profits, union of interests, joint ventures, reciprocal concession or otherwise with any person or persons or corporation carrying on or engaged in or about to carry on or engage in, any business or enterprise which this Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit or to be expedient for the purposes of this Company and to take or otherwise acquire and hold shares or stock in or securities of and to subsidise or otherwise assist any such Company and to sell, hold reissue with or without guarantee or otherwise deal with such shares, stock or securities.

(y)	To purchase or otherwise acquire all or any part of the business, property and liabilities of any person, company, society, or partnership formed for all or any of the purposes within the objects of this Company and to conduct and carry on or liquidate and wind up any such business.

(z)	To enter into any arrangement with any Government or authorities, supreme, municipal, local or otherwise that may seem conducive to the Company’s objects or any of them and to obtain from any such Government or authority any rights, privileges and concessions which the Company may think fit desirable or expedient to obtain and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(a1)	To provide for the welfare of person in the employment of the Company, or formerly engaged in any business acquired by the Company and the wives, widows, families or dependants of such persons by grants of money, pensions or other payments, and by establishing and supporting or aiding in the establishment and support of associations, institutions, funds, trusts, conveniences and by providing or subscribing towards places of instruction and recreation and hospitals, dispensaries, medical and other attendances and other assistance, as the Company shall think fit and to form, subscribe to or otherwise aid benevolent, religious, scientific, national, social, public, or other institutions or objects, or any exhibitions which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operations or otherwise.

(a1)	(i) To undertake, carry out, promote and sponsor rural development including any programme for promoting the social and economic welfare or uplift of the public in any rural area if the Directors consider it likely to promote and assist rural development and to give contributions to any recognised authority or institution and/or to incur any expenditure on any programme of rural development and to assist execution and promotion thereof either directly or through an independent agency or in other manner. Without prejudice to the generality of the foregoing, the words ‘rural area’ shall include such areas as may be regarded as rural areas under Section 35 CC of the Income-tax Act, 1961 or any other law relating to rural development for the time being in force or as may be regarded by the Directors as rural areas and the Directors may at their discretion in order to implement any of the above mentioned objects or purposes transfer without consideration or at such fair or concessional value as the Directors may think fit and divest the ownership of any property of the Company to or in favour of any public or local body or authority or central or state government or any public institutions or trust established under any law for the time being in force or registered or approved by the central or state Government or any authority specified in that behalf.

(a1)	(ii) To undertake, carry out, promote and sponsor or assist any activity for the promotion and growth of the national economy and for discharging what the Directors may consider to be the social and moral responsibilities of the Company to the public or any section of the public as also any activity which the Directors consider likely to promote national welfare or the social, economic moral uplift of the public or any section of the public and by such means as the Directors may think fit and the Directors may without prejudice to the generality of the foregoing undertake, carry out, promote and sponsor any activity for publication of any books, literature, newspaper, etc. for organising lectures or seminars, likely to advance these objects or for giving merit awards, scholarships, loans or any other assistance to deserving students or other scholars or persons to enable them to prosecute their studies or academic pursuits or researches or for establishing, conducting or assisting any institution, fund, trust, etc. having any one of the aforesaid objects as one of its objects by giving donations or otherwise in any other manner and the Directors may at their discretion in order to implement any of the above mentioned objects or purposes transfer without consideration or at such fair or concessional values as the Director may think fit and divest the ownership of any property of the Company to or in favour of any public institutions or trusts established under any law for the time being in force or registered or approved by the central or state Government or any authority specified in that behalf.

(a2)	From time to time to subscribe or contribute to any charitable, benevolent or useful object of a public character the support of which will, in the opinion of the Company, tend to increase its repute or popularity among its employees, its customers or the public.

(a3)

To promote any company or companies for the purpose of acquiring all or any of the properties, rights and liabilities of this Company or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(a4)

Generally to purchase, take on lease or in exchange, hire or otherwise acquire any real and personal property and any rights or privileges which the Company may think necessary, expedient or convenient for the purpose of its business and in particular any lands, buildings, easements, machinery, plant and stock-in-trade.

(a5)	To construct, maintain, alter, improve and enlarge any buildings or works necessary or convenient for the purposes of the Company.

(a6)

To construct, carry out, maintain, improve, manage, work, control, and superintend any roads, ways, tramways, railways, branches, or sidings,

bridges, reservoirs, canals, docks, wharves, water-courses, hydraulic works, gas works, electric works, factories, mills, warehouses and other works and conveniences which may seem directly or indirectly conducive to any of the Company’s objects and contribute to subsidize or otherwise assist or take part in such maintenance, management working, control and superintendence.

(a7)	To invest and deal with the moneys of the Company not immediately required in shares, stock, bonds, debentures obligations or other securities of any Company or association or in Government securities or in deposit with Banks or in any other instruments or commodities or in any other manner as may from time to time be determined.

(a8)	To lend money to such persons and on such terms as may seem expedient and in particular to customers and others having dealings with Company and to give any guarantee or indemnity as may seem expedient.

(a9)	To borrow or raise or secure the payment of money by mortgage or by the issue of debentures or debenture stock perpetual or otherwise, or in such other manner as the Company shall think fit and for the purposes aforesaid to charge all or any of the Company’s property or assets present and future including its uncalled and collaterally or further to secure any securities of the Company by a Trust Deed or other assurance and to redeem, purchase or pay off any such security.

(a10)	Upon any issue of shares, debentures or other securities of the Company to employ broker-commission agents and underwriters and to provide its remuneration of such reasons for their services by payment in cash, or by the issue of shares debentures or other securities of the Company, or by the granting of options, to take the same, or in any other manner allowed by law.

(a11)	To draw, make, accept endorse, discount, execute, and issue promissory notes, bills of exchange, hundles, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(a12)	To undertake and execute any trusts the undertaking whereof may seem desirable or expedient, and either gratuitously or otherwise.

(a13)	To sell or dispose of the undertaking of the Company or any part thereof in such manner and for such consideration as the Company may think fit and in particular for shares (fully or partly paid-up) debentures, debenture stock or securities of any other Company whether promoted by the Company for the purpose or not and to improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with all or any part of the property and rights of the Company.

(a14)	To adopt such means of making known the production of the Company as may seem expedient or convenient and in particular by advertising in the press by circulars, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes, rewards and donations.

(a15)	To establish and maintain local registers, agencies and branch places of business and procure the Company to be registered or recognized and carry on business in any part of the world.

	(a16)	To sell, improve, manage, develop, exchange, enfranchise, lease, mortgage, dispose of, turn to account or otherwise deal with all or any part of the property and rights of the Company.

	(a17)	To place, to reserve or to distribute as dividend or bonus among the members or otherwise to apply as the Company may from time to time think fit, any moneys of the company including moneys received by way of premium on shares or debentures issued at a premium by the Company and any moneys received in respect of dividends accrued on forfeited shares and also moneys arising from the sale by the Company of forfeited shares or from unclaimed dividends.

	(a18)	To distribute any of the Company’s property among the members in specie or kind.

	(a19)	To do all or any of the above things in any part of the world and either as principals, agents, trustees or otherwise and either alone or in conjunction with others and by or through agents, sub-contractors, trustees or otherwise.

	(a20)	To do all such other things as are incidental or the Company may think expedient or conducive to the attainment of the above objects or any of them.

	(a21)	To carry on the business of leasing and hire purchase and to acquire, to provide on lease or to provide on hire purchase basis, all types of industrial and office plant, equipment, machinery, vehicles, buildings and real estate, required for manufacturing, processing, transportation, and trading businesses and other commercial and service businesses.

(a22, a23 and a24 Amended vide resolution passed by members at the Annual General Meeting held on July 21, 2005)	(a22)	To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based/ Web enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services of all kinds and description including billing services, processing services, database services, data entry business-marketing services, business information and management services, training and consultancy services to businesses, organizations, concerns, firms, corporations, trusts, local bodies, states, governments and other entities; to establish and operate service processing centers for providing services for back office and processing requirements, marketing, sales, credit collection services for companies engaged in the business of remote processing and IT enabled services from a place of business in India or elsewhere, contacting & communicating to and on behalf of overseas customers by voice, data image, letters using dedicated international private lines; and to handle business process management, remote help desk management; remote management; remote customer interaction, customer relationship management and customer servicing through call centers, email based activities and letter/fax based communication, knowledge storage and management, data management, warehousing, search, integration and analysis for financial and non financial data.

	(a23)	To act as information technology consultants and to operate a high technology data processing center for providing information processing, analysis, development, accounting and business information and data to customers in India and internationally; to carry on the business of gathering, collating, compiling, processing, analyzing, distributing, selling, publishing data and information and including conduct of studies and research, and marketing of information and services and providing access to information regarding financial operations and management, financial services, investment services business and commercial operations, financial status, creditworthiness and rating, consumer responses and management of businesses of all kinds and descriptions by whatever name called.

	(a24)	To carry on the business as Internet service provider and undertake any and all kinds of Internet/web based activities and transactions; to design, develop, sell, provide, maintain, market, buy, import, export, sell and license computer software, hardware, computer systems and programs products, services and to give out computer machine time and to carry on the business of collecting, collating, storing, devising other systems including software programs and systems.

(Amended vide Special Resolution by way of Postal Ballot held on June 25, 2008)	(a25)	To design, develop, fabricate, manufacture, operate, install, maintain, and assemble, export from and import, sell or otherwise deal in all kinds of end to end solutions including equipments, for water treatment including but not limited to ultra-pure water, waste water treatment, water reuse and desalination and related activities.
(a26)

To design, develop, fabricate, manufacture, assemble, operate, maintain, export from and import, sell or otherwise deal in and to act as consultant, designer, supplier, manufacturer, importer or exporter of every goods and services including equipments in connection with all types of renewal energy systems, food and agricultural processing systems such as but not limited to Biofuel, wind energy, solar energy, geo-thermal energy systems, filing, sealing, coding, marking/labeling and packaging machinery and equipment, agricultural tools/implements, machinery and equipment, agricultural product processing including food processing project and equipment not limited to such purposes as power generation, water heating, sorting, grading, washing, cutting, slicing, mixing, waxing, distillation, fermentation, filteration, drying, concentration, heat exchangers, mixing, pasteurization systems, etc made of all types of steel and other special metals / non metals for all types of applications and user industries and to deliver these plant, equipment, machinery and services anywhere in the world.

AND it is hereby declared that the word Company in this clause shall be deemed to include any partnership or other body of persons whether incorporated or not and whether domiciled in India or elsewhere and the intention is that the objects specified in each sub-clause or paragraph of this Clause shall except where otherwise expressed such sub-clause or paragraph, be in no ways limited or restricted by reference to or inference from the terms of any other sub-clause or paragraph or the name of the Company but may be carried out in as full and ample a manner and construed in as wide a sense as if each of the said sub-clause or paragraphs defines the objects of a separate distinct and independent company.

Members Liability limited	4.	The liability of the members is limited.

Capital (Amended vide Shareholders’ Resolution date February 22, 2019, Passed through Postal Ballot and E voting under section 61, 63, 110 of the Companies Act, 2013)		The Authorised Share Capital of the Company is ₹ 2526,50,00,000/- (Rupees Two Thousand Five Hundred and Twenty Six Crores and Fifty Lakhs) divided into 1250 00,00,000 (One Thousand Two Hundred and Fifty Crores) equity shares of ₹ 2/- (Rupee Two) each, 2,50,00,000 (Two Crore Fifty Lakhs) preference shares of ₹ 10/- (Rupees Ten) each and 1,50,000 (One Lakh Fifty Thousand) 10% optionally convertible cumulative preference shares of ₹ 100/- (Rupee One Hundred) each, with power to increase and reduce or consolidate or sub-divided the Capital of the Company and to divide the shares in the Capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to verify, modify or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Act or provided by the Articles of Association of the Company.

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We, the several persons, whose names and addresses are subscribed thereto, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the Capital of the Company set opposite to our respective names.

Names	Address and description of subscribers	Number of Shares taken by each subscriber	Witness

Sd. R M. Chinoy	Radio House, Apollo Bunder, Fort, Bombay, Director, Indian Radio & Cable Communication Co., Ltd.	50	Sd. N. P. Vansia

Sd. Pranlal Devkaran Nanjee	17, Elphinstone Circle, Fort, Bombay, Banker.	100	Sd. N. P. Vansia

Sd. Behram N. Karanjia	17-19, Bomanji Master Road, Kalba-devi Road, Bombay-2 General Merchant.	50	Sd. N. P. Vansia

Sd. Ratansey Karsondas Vissanji	9, Wallace Street Fort, Bombay, Director, Wallace Flour Mills, Ltd.	50	Sd. N. P. Vansia

Sd. Dewjee Tokarsee Mooljee	17, Bazargate Street, Fort, Bombay General Merchant.	50	Sd. N. P. Vansia

Sd. Ratilal Mulji Gandhi	C/o Messrs R Ratilal & Co. Teju Kaya Building, Chinch Bunder Road, Bombay-9 General Merchant	100	Sd. N. P. Vansia

Sd. Mohamed Husein Hasham Premji	Botawala Building, 8, Elphinstone Circle, Fort, Bombay, General Merchant	100	Sd. N. P. Vansia

Sd. Gangaram Vallabhji	Botawala Building, 8, Elphinstone Circle, Fort Bombay, Merchant	50	Sd. N. P. Vansia

Dated the 21st day of December 1945.

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